UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 2076 556000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

Departure of Director

On April 25, 2025, Henry Richards submitted his resignation as a member of the Board of Directors of Marex Group plc (the “Company”), effective immediately. Mr. Richards also served as a member of the Company’s Nomination and Corporate Governance Committee and its Remuneration Committee.

Mr. Richards’ resignation was in accordance with the terms of the shareholder agreement entered into on April 24, 2024 (in connection with the Company’s initial public offering) among the Company, Amphitryon Limited, JRJ Jersey Limited (as general partner of JRJ Investor 1 LP), and Forty Two Point Two Acquisition Limited (as general partner of MASP Investor LP), given that those shareholders now cease to hold, in aggregate, a beneficial interest in 25 percent or more of the issued ordinary share capital of the Company.

Withdrawal of Annual General Meeting Proposal

On April 2, 2025, the Company published its Notice of the 2025 Annual General Meeting, which included the proposals to be voted on by the Company’s shareholders. As a result of Mr. Richards’ departure, the Company intends to withdraw the resolution proposing his re-election as a director at the forthcoming Annual General Meeting (“AGM”). The withdrawal of this resolution does not otherwise affect the validity of the documentation issued by the Company in connection with the AGM or any votes already submitted on other resolutions. The numbering of all other proposed resolutions at the AGM remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: April 28, 2025	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer